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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

        Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Délégation générale du Québec Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:
MR. STEPHEN A. GRANT Sullivan & Cromwell 125 Broad Street New York, NY 10004	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West 6th Floor Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        In connection with Hydro-Québec's Medium Term Notes, Series B, Due Nine Months or More from Date of Issue in an aggregate initial offering price of U.S. $3,000,000,000 (the "Notes"), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2001 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (h): Quarterly Report for the third quarter ended September 30, 2002

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette
Title: Coordinator, Documentation

        Date: November 6, 2002

Third Quarter 2002

Message from the Chairman of the Board and the President and Chief Executive Officer

As at September 30, 2002, consolidated net income totaled $1,204 million, an increase of $685 million compared with the restated net income for 2001.

Without this restatement required by the new accounting standard for foreign currency translation, net income at September 30, 2002, would have been up $409 million over the results posted in September 2001.

Net income for the third quarter was $287 million, up $433 million compared with the restated net loss for the same period last year. The quarter's results alone account for 63% of the growth in our net income to date. This improvement stems from electricity transactions on external markets and from sound management of our financial expenses.

Consolidated results

Sales continued to grow, rising to $9,909 million, up 4.2% or $401 million over total revenue at September 30, 2001. Hydro-Québec Production contributed to the increase in sales through its brokerage activities, while Hydro-Québec Distribution continued to meet growing demand from Québec customers.

Expenditure totaled $6,359 million, up $244 million or 4.0% from the previous year. This increase is mainly attributable to short-term electricity purchases made by Hydro-Québec Production for purchase/resale transactions.

Operating income amounted to $3,550 million, representing an increase of $157 million or 4.6% compared with the first nine months of 2001.

Financial expenses totaled $2,320 million, down $534 million or 18.7% from the restated results for September 30, 2001. We have continued to carry out long-term refinancing at more advantageous rates and maintain a portion of our debt at variable rates, to take advantage of drops in interest rates on the markets. The $276-million cumulative restatement of the foreign exchange loss for 2001, required by the new accounting standard for foreign currency translation, also contributed to this reduced figure.

Segmented results

Distribution

As at September 30, 2002, Hydro-Québec Distribution posted a net loss of $314 million, a $123-million or 28.1% improvement over the previous year. Total revenue rose $94 million to $5,918 million.

Revenue from electricity sales in Québec amounted to $5,820 million, $97 million or 1.7% more than last year. The volume of these sales was 114.2 TWh, up 2.1 TWh or 1.9%. Demand rose $136 million or 2.5 TWh, largely due to the addition of new industrial customers in the third quarter of 2001. Growth in housing starts, a trend noted last fall, has also contributed to the increase in demand since the beginning of the year. However, because of milder temperatures than in 2001, sales were down $32 million or 0.4 TWh.

Transmission

As at September 30, 2002, net income for Hydro-Québec TransÉnergie reached $292 million, a decrease of $26 million or 8.2% compared with the first nine months of 2001. Sales totaled $2,234 million, down $34 million. This decrease was mainly due to a decline in transmission revenue associated with long-term sales of wheeling capacity.

The Régie de l'énergie authorized the division to revise its transmission rates, retroactive to January 1, 2001. Until the transmission tariff receives final approval, which is expected in fall 2002, the current rates will remain as set by order-in-council in March 1997.

Generation

Net income for Hydro-Québec Production amounted to $1,291 million as at September 30, 2002, compared with $960 million for the same period in 2001. Sales totaled $6,098 million, up $571 million or 10.3% over 2001.

Electricity sales outside Québec for the third quarter of 2002 rose considerably over 2001. The first nine months of 2002 posted an increase of $481 million or 19.6% compared with the previous year, mainly as a result of the growth in short-term transactions on external markets. In addition, electricity sales to Hydro-Québec Distribution were up $50 million or 2.1 TWh over September 30, 2001.

Electricity and fuel purchases by Hydro-Québec Production came to $2,601 million, up $356 million over the same nine-month period in 2001. Short-term electricity purchases directly related to brokerage operations outside Québec are responsible for almost all of this growth.

Engineering, procurement and construction

Sales posted by Hydro-Québec Ingénierie, approvisionnement et construction totaled $1,002 million as at September 30, 2002, up $242 million or 31.8%, due to the division's increased activities related to Hydro-Québec Production investment projects.

Investment

Hydro-Québec's investment program for 2002 amounts to $2.7 billion, up $0.8 billion over last year. Close to 65% of the program is allocated to ongoing operations that ensure the long-term operability of our assets, the quality of our transmission and distribution systems and the fulfillment of our obligations. The other amounts in the program are earmarked for the company's development activities.

Hydro-Québec Production's most important projects include continuing the construction of new hydropower facilities at the Grand-Mère site and on the Toulnustouc River as well as the refurbishing of Beauharnois generating station. In addition, the division began work on the hydropower facility on the Eastmain River in the James Bay region. Having obtained government authorization for the Montérégie loop project, Hydro-Québec TransÉnergie has been able to continue its system reinforcement work. Hydro-Québec Ingénierie, approvisionnement et construction is a strategic partner for Hydro-Québec's other divisions in carrying out generation and transmission projects.

At the end of the first nine months of 2002, consolidated fixed-asset investments stood at $1,578 million, up $358 million over the same period in 2001.

Financing

The company's borrowing program for 2002 amounts to $1.5 billion. The proceeds of these loans will be used essentially to refinance debts that mature this year. In addition, some debt repayment was financed directly from operating activities, leading to an $888-million reduction in our debt to date.

During the third quarter, the company undertook financing totaling $805 million: $305 million maturing in 2006 and $500 million in 2035. The securities were all issued under the program of medium-term Canadian notes. After nine months of activity, the company has completed 92% of its borrowing program.

Consolidated financing activities for the first nine months generated $1,475 million, while debt maturities and early repayments totaled $2,405 million.

Jacques Laurent Chairman of the Board	André Caillé President and Chief Executive Officer

November 6, 2002

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
(in millions of dollars)

		Three months ended September 30		Nine months ended September 30
	Notes	2002	2001	2002	2001
			(restated)		(restated)
Revenue		3,353	2,762	9,909	9,508
Expenditure
Operations		554	512	1,587	1,526
Electricity and fuel purchased		1,087	831	2,836	2,688
Depreciation, amortization and decommissioning		515	477	1,460	1,420
Taxes		144	151	476	481

		2,300	1,971	6,359	6,115
Operating income		1,053	791	3,550	3,393
Financial expenses	2 and 3	759	935	2,320	2,854
(restated by a cumulative amount of $276 million in 2001)
Income (loss) before non-controlling interest		294	(144)	1,230	539
Non-controlling interest		7	2	26	20

Net income (net loss)		287	(146)	1,204	519

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(unaudited)
(in millions of dollars)

		Three months ended September 30		Nine months ended September 30
	Notes	2002	2001	2002	2001
			(restated)		(restated)
Balance at beginning, as previously reported		10,083	9,802	10,460	9,906
Adjustment for the retroactive application of change in accounting policy	2	—	—	(1,294)	(769)

Balance at beginning, as restated		10,083	9,802	9,166	9,137
Net income (net loss)		287	(146)	1,204	519

Balance at end		10,370	9,656	10,370	9,656

CONSOLIDATED BALANCE SHEET
(in millions of dollars)

	Notes	As at September 30	As at December 31
		2002	2001
		(unaudited)	(audited) (restated)
ASSETS
Fixed assets		50,125	50,044
Current assets
Cash and cash equivalents		681	251
Investments		422	617
Accounts receivable		1,728	1,766
Financial assets related to debt		40	106
Materials, fuel and supplies		389	427

		3,260	3,167
Other long-term assets
Investments		866	841
Deferred charges		3,399	3,834
Financial assets related to debt		333	299
Other assets	2 and 4	478	479

		5,076	5,453

		58,461	58,664

LIABILITIES AND EQUITY
Long-term debt		36,581	37,269
Current liabilities
Borrowings		814	88
Dividends payable		—	554
Accounts payable		1,295	1,317
Accrued interest		800	1,201
Current portion of long-term debt		2,604	3,087

		5,513	6,247
Other long-term liabilities		799	762
Perpetual debt		631	637
Non-controlling interest		186	178
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		10,370	9,166
Translation gains		7	31

		14,751	13,571

		58,461	58,664

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
		(restated)		(restated)
Operating activities
Net income (net loss)	287	(146)	1,204	519
Depreciation of fixed assets	483	440	1,375	1,311
Amortization of deferred charges	81	271	284	740
Change in non-cash working capital items	135	86	(341)	(438)
Other	14	(13)	33	76

	1,000	638	2,555	2,208
Investing activities
Fixed assets	(661)	(371)	(1,578)	(1,220)
Long-term investments	(6)	9	(26)	13
Net change in short-term investments	(381)	(66)	194	444
Other	16	(112)	17	(161)

	(1,032)	(540)	(1,393)	(924)
Financing activities
Issue of long-term debt	842	(84)	1,475	4,299
Maturity of long-term debt and sinking fund redemption	(583)	(1,287)	(1,993)	(3,346)
Repayment in advance of long-term debt	(228)	—	(398)	—
Receipts resulting from credit risk management	11	—	11	—
Net change in short-term borrowings	(318)	(314)	726	(1,463)
Dividends paid	—	—	(554)	(539)
Other	(10)	(4)	1	174

	(286)	(1,689)	(732)	(875)
Net change in cash and cash equivalents	(318)	(1,591)	430	409
Cash and cash equivalents at beginning of period	999	2,112	251	112

Cash and cash equivalents at end of period	681	521	681	521

Cash and cash equivalents comprise cash and liquid short-term investments with maturities generally less than or equal to three months from the date of acquisition.

Complementary notes
(unaudited except where indicated) (in millions of dollars)

Note 1 — Accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and take into account generally accepted accounting methods and practices recognized by regulatory bodies. The regulatory accounting practices adopted by the Corporation, which differ from the accounting practices applied in unregulated enterprises, relate specifically to certain deferred charges, such as those concerning canceled major projects and personnel reduction and renewal measures, and the depreciation of fixed assets that are disposed of.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's 2001 Annual Report.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's 2001 Annual Report, except for the changes in accounting policies described in Note 2.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As can be seen from the charts in the Consolidated Financial Highlights, seasonal temperature fluctuations affect the quarterly financial results.

Note 2 — Changes in accounting policies

Foreign currency translation

The Canadian Institute of Chartered Accountants (CICA) has revised Chapter 1650 of the CICA Handbook, entitled "Foreign Currency Translation," effective January 1, 2002. All unrealized exchange gains and losses related to monetary items denominated in foreign currencies must henceforth be charged to income for the year, including gains and losses on long-term monetary assets and liabilities, which were formerly deferred and amortized on a straight-line basis over the remaining term of the asset or liability. To reduce the volatility resulting from the prohibition on amortizing unrealized gains and losses, the Corporation adapted its foreign exchange risk management strategy for 2002. In accordance with the standard, Hydro-Québec has applied these changes retroactively and the figures for the prior period have been restated.

The retroactive application of this standard reduced retained earnings as at January 1, 2002, by $1,294 million. The amount attributable to the third quarter of 2001 corresponds to an exchange loss of $127 million, while the cumulative impact for the first nine months of 2001 is a $276-million loss on exchange.

Goodwill and other intangible assets

On January 1, 2002, Hydro-Québec also adopted the recommendations of Chapter 3062 of the CICA Handbook, entitled "Goodwill and Other Intangible Assets." Thus, goodwill and intangible assets with an indefinite useful life are no longer amortized and are subject to an annual impairment test. This standard has been applied prospectively.

The fact that the Corporation no longer records amortization expense for goodwill and intangible assets with an indefinite useful life pushed income up by $5 million for the third quarter ended September 30, 2002, and by $15 million for the first nine months of the year, compared with the same periods last year.

Transitional information

The following table presents the impact of the application of the new accounting standards:

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
Net income (net loss), as reported	287	(19)	1,204	790
Restatements	—	(127)	—	(271)

Net income (net loss), as restated	287	(146)	1,204	519

Amortization of goodwill and intangible assets with an indefinite useful life	—	5	—	15

Net income (net loss), as adjusted	287	(141)	1,204	534

Note 3 — Financial expenses

	Three months ended September 30			Nine months ended September 30
	2002	2001		2002	2001
		(restated	)		(restated	)
Interest
Interest on debt securities	733	775		2,193	2,385
Amortization of borrowing discount and expenses	12	14		32	41

	745	789		2,225	2,426

Less
Capitalized borrowing costs	94	63		228	188
Net investment income	(2)	11		19	46

	92	74		247	234

Exchange loss (restated by a cumulative amount of $276 million in 2001)	59	174		201	524
Loan guarantee fees	47	46		141	138

	759	935		2,320	2,854

Note 4 — Other assets

	As at September 30	As at December 31
	2002	2001
		(audited) (restated)
Goodwill	296	297
Government reimbursement for the 1998 ice storm	182	182

	478	479

Note 5 — Segmented information

Nine months ended September 30, 2002
	Distribution	Transmission	Generation	EPC(a)		Other	Intersegment(b)	Total
Revenue
External customers	5,892	219	3,030	39		762	(33)	9,909
Intersegment	26	2,015	3,068	963	(c)	145	(6,217)	—
Net income (loss)	(314)	292	1,291	17		(82)	—	1,204
Total assets	9,383	18,228	24,552	594		2,256	3,448	58,461
Nine months ended September 30, 2001 (restated)
	Distribution	Transmission	Generation	EPC(a)		Other		Intersegment(b)	Total
Revenue
External customers	5,806	222	2,512	7		972		(11)	9,508
Intersegment	18	2,046	3,015	753	(c)	156		(5,988)	—
Net income (loss)	(437)	318	960	(9)		(313)	(d)	—	519
Total assets	9,323	18,137	24,407	510		2,286		3,721	58,384
Three months ended September 30, 2002
	Distribution	Transmission	Generation	EPC(a)	Other	Intersegment(b)	Total
Revenue
External customers	1,717	72	1,375	28	187	(26)	3,353
Intersegment	9	679	907	403	48	(2,046)	—
Net income (loss)	(239)	86	474	9	(43)	—	287
Total assets	9,383	18,228	24,552	594	2,256	3,448	58,461
Three months ended September 30, 2001 (restated)
	Distribution	Transmission	Generation	EPC(a)	Other	Intersegment(b)	Total
Revenue
External customers	1,664	79	828	—	195	(4)	2,762
Intersegment	5	678	872	289	56	(1,900)	—
Net income (loss)	(282)	119	174	—	(157)	—	(146)
Total assets	9,323	18,137	24,407	510	2,286	3,721	58,384

(a)
Engineering, Procurement and Construction.
(b)
Includes assets related to long-term financing that have not been allocated to the operating segments.
(c)
Intersegment revenue generated by the EPC segment includes a cumulative amount of $597 million ($395 million in 2001) that corresponds to capital works carried out for the client segments.
(d)
This amount includes a cumulative $276-million restatement of the exchange loss resulting from the retroactive application of the new accounting standard related to foreign currency translation, effective January 1, 2002.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Operations in Brief ($M)	Three months ended September 30				Nine months ended September 30

	2002	2001(a)	Change (%)		2002	2001(a)	Change (%)

Revenue	3,353	2,762	21.4	UP	9,909	9,508	4.2	UP
Expenditure	2,300	1,971	16.7	UP	6,359	6,115	4.0	UP
Financial expenses	759	935	18.8	DOWN	2,320	2,854	18.7	DOWN
Non-controlling interest	7	2	250.0	UP	26	20	30.0	UP
Net income (net loss)	287	(146)	296.6	UP	1,204	519	132.0	UP
Net Income (Net Loss) ($M)		Revenue ($M)
2002	2001(a)	2002	2001

Revenue from Electricity Sales in Québec ($M)		Revenue from Electricity Sales Outside Québec ($M)
2002	2001	2002	2001

$M: millions of dollars

(a)
The results for 2001 include restatements related to the retroactive application of the new accounting standard concerning foreign currency translation, effective January 1, 2002.

QUARTER HIGHLIGHTS

Corporate Affairs

Strategic Plan 2002-2006

In January 2002, the Québec government approved Hydro-Québec's Strategic Plan, with a few modifications. Published in June 2002, these addenda and clarifications cover the company's participation in the development of the natural gas sector, the development of Québec's wind-power industry, and oil and gas exploration.

Electricity supply

In July, Hydro-Québec filed an application with the Régie de l'énergie to obtain approval for the Distributor's cost of service, certain regulatory and accounting principles, and the method used by Hydro-Québec Distribution to evaluate the cost of supplying electricity to its various categories of customers. This application is part of Hydro-Québec Distribution's regulatory activities and does not involve any rate amendment.

Electricity Supply Plan

On August 2, 2002, the Régie de l'énergie approved Hydro-Québec Distribution's first Electricity Supply Plan, slightly amended. In November 2001, the Régie had decided to analyze the Plan in two separate stages. Following the first stage, a call for tenders for 600 MW of firm capacity was issued on February 21, 2002. Another 600 MW was subsequently added.

The second stage dealt with the comprehensive study of the application for approval of the Plan, including public hearings held from April 16 to May 15, 2002. The Régie considered the demand forecast to be reasonable and approved the supply strategy, both for the main power system and for off-grid systems.

Signing of a collective agreement

In July, after 92% of union members voted in favor, the company signed a collective agreement with the Hydro-Québec specialists' union, local 4250 of the Canadian Union of Public Employees (Fédération des travailleurs et travailleuses du Québec). The agreement will run until December 31, 2004.

Construction projects

Hydro-Québec received the necessary government authorization to proceed with the construction of Mercier hydroelectric generating station. This 60-MW plant will be built just below Mercier dam on the Gatineau River. The dam, erected in 1927 when Baskatong reservoir was created, will also be refurbished. The plant is scheduled for commissioning in 2005.

In addition, the company began work on the partial diversion of the Sault aux Cochons and Portneuf rivers on the North Shore. These projects are designed to optimize the output of the Bersimis generating facilities.

Undergrounding of overhead distribution systems

In August, the Québec government announced that a section of Marie-Victorin Road, in Contrecoeur, and a section of Principale Street, in Sutton, would receive investments under its program for burying overhead distribution systems in heritage, cultural and tourist sites. These municipalities, together with their respective partners, have been authorized to carry out the required project feasibility studies. The government placed Hydro-Québec in charge of guiding the municipalities throughout the project implementation process, as well as coordinating technical studies.

Social Role and Community Involvement

Culture

Hydro-Québec took part in the FrancoFolies de Montréal festival from July 25 to August 3.

For a second year, Hydro-Québec was the principal sponsor of the FestiBlues international de Montréal, which ran from August 15 to 18. This cultural event, created by young people for other young people, is an opportunity for them to perform on stage with well-known professional artists.

For the sixth year in a row, Hydro-Québec supported the Journées de la culture held in late September, promoting Québec's collective cultural heritage.

Aboriginal students

Since 1996, Hydro-Québec has encouraged Aboriginal college and university students to excel in their studies. This year, six students received the company's Awards of Excellence, which recognize their accomplishments and support them in the pursuit of higher education.

Sports

At the 48th Lac Saint-Jean International Swimming Marathon, Hydro-Québec gave its commitment to remain a major financial partner of the event. Over the next five years, the company will contribute a total of $150,000, a third of which will go toward the 50th marathon, in 2004.

Diversification

Distributed generation

In August, Hydro-Québec CapiTech and iPower Technologies, headquartered in Anderson, Indiana, announced a further $2.5-million investment in their new international partnership, intended to help iPower launch distributed generation units. These new units, which provide on-site power, are designed to meet customers' specific needs and operate off-grid or in parallel to the existing power grid.

AVESTOR inaugurates a plant

AVESTOR, a joint venture of Hydro-Québec and Kerr-McGee Chemical, officially inaugurated its lithium-metal-polymer (LMP) battery manufacturing plant in Boucherville, near Montréal, in September. Commercial production of the battery, which represents a remarkable technological breakthrough, is an important milestone for the power industry. This is the first alternative energy storage solution to be marketed to the telecommunications sector and, eventually, to the automotive and public utility industries. Development of this Québec technology was completed at Hydro-Québec's research institute.

HERA receives two grants

HERA Hydrogen Storage Systems, jointly owned by Hydro-Québec CapiTech, Shell Hydrogen and Gesellschaft für Elektrometallurgie, develops and markets hydride-based hydrogen storage products. With the support of grants totaling $400,000 from the Québec and Canadian governments, HERA will be able to accelerate the development of materials for vehicles powered by fuel cells.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
 Ce rapport est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2002G001-3A

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CONSOLIDATED STATEMENT OF OPERATIONS (unaudited) (in millions of dollars)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited) (in millions of dollars)
CONSOLIDATED BALANCE SHEET (in millions of dollars)
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited) (in millions of dollars)
Complementary notes (unaudited except where indicated) (in millions of dollars)